Exhibit (a)(1)(P)

[FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES ANNOUNCING CANCELLATION OF OFFER]

Announcement of Cancellation of the Option Exchange Program

Today, we are announcing the cancellation of the option exchange program we commenced on August 16, 2006. As outlined in the Offer to Exchange, in the event the average closing price of our common stock as reported on the NASDAQ Global Select Market for the five business days prior to the date of expiration of this offer was $55.00 or higher, the offer would be terminated by EA. Since the average price for the five business days prior to September, 15, 2006 was $            , the offer was terminated.

If you have any questions, please telephone Stock Administration at +1 (650) 628-2600 (extension 82600) or send an email to StockAdministration@EA.com.

Thank you,